[Marathon Oil Corporation Logo]	Richard J. Kolencik Sr. Group Counsel and Assistant Secretary
5555 San Felipe (77056-2799) P.O. Box 4813 (77210-4813) Houston, Texas Telephone 713/296-2535 E-Mail: rjkolencik@marathonoil.com

April 16, 2010

Mr. John Lucas
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549

Re:	Marathon Oil Corporation
Response to SEC Letter dated April 8, 2010
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-05153

Dear Mr. Lucas:

This letter is to confirm our conversation today that Marathon Oil Corporation’s response letter to the April 8, 2010 comment letter of the U.S. Securities and Exchange Commission will be due on or before Friday, April 30, 2010.  Thank you for your consideration.

Very truly yours,

/s/ Richard J. Kolencik

Richard J. Kolencik